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Filed Pursuant to Rule 425 Filing Person: Western Sierra Bancorp Subject Company: Auburn Community Bancorp

PRESS RELEASE

Cameron Park, California

AUBURN COMMUNITY BANK TO BECOME NEWEST AFFILIATE OF WESTERN SIERRA BANCORP

        Western Sierra Bancorp (Nasdaq: WSBA), a multi-bank holding company headquartered in Cameron Park, California and Auburn Community Bancorp, the holding company for Auburn Community Bank, headquartered in Auburn, California announced today that they have signed a definitive merger agreement. Under the terms of the merger agreement, Auburn Community Bancorp will join Western Sierra's Alliance of Community Banks as a separate bank subsidiary. Auburn Community Bancorp shareholders will receive $7,500,000 in cash and 350,000 shares of common stock of Western Sierra Bancorp. The cash portion of the purchase price is subject to adjustment based on the average closing price of a share of Western Sierra Bancorp for a defined period. Based on the current trading price for a share of Western Sierra Bancorp, the acquisition is valued at approximately $18.8 million.

        Western Sierra Bancorp has assets exceeding $930 million. The combination with Auburn Community Bank, with over $90 million in assets and two branch locations in Auburn will result in consolidated assets of over $1 billion. Auburn Community Bank employees are known for their excellent customer service and community support, which will not change. Jack Briner, President & CEO, will remain with the bank continuing to lead his team of professional bankers.

        Jack Briner, President/CEO of Auburn community Bank stated, "Western Sierra Bancorp will be a strong strategic partner for Auburn Community Bank. This alliance will result in tremendous value for our shareholder-partners and customers and it will provide greater upward and geographic mobility for our employees. Our two institutions share similar philosophies and corporate cultures and this new partnership will enable us to capitalize on Auburn Community Bank's outstanding reputation and community image while continuing to grow our franchise."

        Gary D. Gall, President & CEO of Western Sierra Bancorp stated, "Western Sierra has long desired a presence in the Auburn Community, expanding our regional presence as well as our presence along Highway 49. Auburn Community Bank with its two locations and great customer service will strategically accomplish this goal. Our financial backing will assist Auburn Community Bank with their aggressive expansion plans as well as many new services."

        Auburn Community Bank will become the sixth acquisition for Western Sierra Bancorp since 1999 and will be Western Sierra's fourth subsidiary bank. When completed, the Western Sierra alliance of financial institutions will serve its customers with 28 branch locations and four loan production offices in 15 northern and central California counties. Total assets of the combined multi bank holding company will exceed $1 billion, which includes Western Sierra Bank, Lake Community Bank and Central California Bank. It is expected that this transaction will be accretive to Western Sierra's earnings per share in the first year of combined operations.

        The acquisition is subject to regulatory, as well as Auburn Community Bancorp shareholder approval. The acquisition is anticipated to be completed by the fourth quarter of this year.

        More information about these banks can be found on their websites at www.westernsierrabancorp.com and Auburn Community Bank website

        This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended and Western Sierra Bancorp and Auburn Community Bancorp intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities

Litigation Reform Act of 1995. These forward-looking statements describe the companies' expectations regarding future events and developments, including Western Sierra Bancorp's belief that the transaction will be accretive to its earnings per share. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in Western Sierra Bancorp's publicly available Securities and Exchange Commission filings. The companies undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

        The foregoing may be deemed to be offering materials of Western Sierra Bancorp and Auburn Community Bancorp in connection with Western Sierra Bancorp's proposed acquisition of Auburn Community Bancorp, on the terms and subject to the conditions in the Agreement and Plan of Reorganization and Merger, dated August 20, 2003, between Western Sierra Bancorp and Auburn Community Bancorp. Auburn Community Bancorp shareholders and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which Western Sierra Bancorp will file with the SEC in connection with the proposed merger, because it will contain important information about Western Sierra Bancorp, Auburn Community Bank, the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Western Sierra Bancorp and Auburn Community Bancorp.

        [List Western Sierra Bancorp and Auburn Community Bancorp contact]

        In addition to the proposed registration statement and proxy statement/prospectus, Western Sierra Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC.

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PRESS RELEASE